UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 3

INHIBITEX, INC.

(Name of Subject Company (Issuer))

INTA ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

45719T103

(CUSIP Number of Class of Securities)

Sandra Leung, Esq.

General Counsel & Corporate Secretary

P. Joseph Campisi, Jr., Esq.

Vice President & Associate General Counsel

Bristol-Myers Squibb Company

345 Park Avenue

New York, New York 10154

(212) 546-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David Fox, Esq. Daniel Wolf, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022 (212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,529,313,507.44	$289,859.33

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 80,398,198 shares of voting common stock, par value $0.001 per share. The transaction value also includes the aggregate offer price for 17,943,006 shares issuable pursuant to outstanding options and warrants with an exercise price less than $26.00 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $26.00 minus such exercise price.
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $289,859.33	Filing Party: Bristol-Myers Squibb Company and Inta Acquisition Corporation
Form of Registration No.: Schedule TO	Date Filed: January 13, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☒	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO relating to the tender offer by (i) Inta Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”) and (ii) Parent, for all of the outstanding common stock, par value $0.001 per share (the “Shares”), of Inhibitex, Inc., a Delaware corporation (the “Company”), at a price of $26.00 per share net to the seller in cash without interest and less applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated January 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 3 is being filed to amend and supplement Items 11 and 12 as reflected below.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“At 11:59 p.m., New York City time, on Thursday, February 2, 2012, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied. On February 2, 2012, Parent issued a press release announcing the expiration of the HSR Act waiting period, a copy of which is filed as Exhibit (a)(12) hereto.”

Item 12

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.

(a)(12)	Press Release issued by Bristol-Myers Squibb Company, dated February 3, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTA ACQUISITION CORPORATION

By	/s/ Demetrios Kydonieus
Name:	Dr. Demetrios Kydonieus
Title:	President

Date:	February 3, 2012

BRISTOL-MYERS SQUIBB COMPANY

By	/s/ Demetrios Kydonieus
Name:	Dr. Demetrios Kydonieus
Title:	Vice President, Strategy, Alliances & Transactions

Date:	February 3, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated January 13, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Joint Press Release of Inhibitex, Inc. and Bristol-Myers Squibb Company, dated January 7, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Bristol-Myers Squibb Company with the Securities and Exchange Commission dated January 9, 2012).*

(a)(1)(G)	Summary Advertisement as published in the Wall Street Journal on January 13, 2012.*

(a)(5)	Press Release issued by Bristol-Myers Squibb Company, dated January 13, 2012.*

(a)(6)	Class Action Complaint dated January 11, 2012 (Charles C. Osborne and Hortensia D. Osborne v. Inhibitex, Inc., et al.).*

(a)(7)	Class Action Complaint dated January 12, 2012 (Jeremy Alber v. Inhibitex, Inc. et al.) (incorporated by reference to Exhibit (e)(14) to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 17, 2011).*

(a)(8)	Class Action Complaint dated January 13, 2012 (John P. Hegarty v. Inhibitex, Inc., et al.).*

(a)(9)	Amended Class Action Complaint dated January 19, 2012 (Jeremy Alber v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(16) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).*

(a)(10)	Amended Class Action Complaint dated January 20, 2012 (Charles C. Osborne, Jr. and Hortensia D. Osborne v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(17) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).*

(a)(11)	Class Action Complaint dated January 25, 2012 (Ferdinand Alvarez v. Inhibitex, Inc., et al.) (incorporated by reference to Exhibit (e)(18) to Amendment No. 2 to the Schedule 14D-9 filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 26, 2011).*

(a)(12)	Press Release issued by Bristol-Myers Squibb Company, dated February 3, 2012

(d)(1)	Agreement and Plan of Merger, dated as of January 7, 2012, by and among Inhibitex, Inc., Bristol-Myers Squibb Company, and Inta Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 10, 2012).*

(d)(2)	Tender and Support Agreement, by and among Inhibitex, Inc., Bristol-Myers Squibb Company, Inta Acquisition Corporation and certain stockholders, dated January 7, 2012 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Inhibitex, Inc. with the Securities and Exchange Commission on January 10, 2012).*

*	Previously filed.

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